Exhibit 99.1

NEWS RELEASE
        Media Contact: Fiona McCaul, office: (813) 426-3916 ; cell: (813) 505-0259

GERDAU AMERISTEEL TO RESUME NORMAL OPERATIONS AT BEAUMONT MILL

Beaumont, Texas, November 29, 2005 -After more than 11 months of negotiations, Gerdau Ameristeel today announced that on December 12, 2005, it will begin to resume normal operations and welcome back the company’s 269 employees at its steel wire rod mill in Beaumont, Texas. Operations at the mill were halted by the company in May 2005 as a result of a labor dispute with United Steel Workers of America Local 8586.

“The company has met in good faith with union representatives for more than 11 months,” said Philip Bell, Director of Human Resources for Gerdau Ameristeel. “We met on more than 50 occasions but have not achieved an agreement to date. It’s time now to get our employees back to work and normalize production.”

While the exact terms under which employees will return to the Beaumont mill have not yet been determined, Bell stated that the company and union representatives will meet early next week in hopes of reaching an interim agreement on start-up terms.

With regard to a final contract, Bell continues, “The company and union have reached tentative agreements on many key topics including wage proposals, the length of the contract and most items related to employee health care. However, there are a handful of issues that remain unresolved and negotiations for a final agreement are ongoing.”

If and when a final contract is agreed upon, it would likely include those terms tentatively agreed to during the course of negotiations. These include:

•	Changes in wage structures, an increase in total compensation and protection from pay cuts for all current bargaining unit employees at the Beaumont Mill;

•	Health care options that provide employees health care coverage at no cost, more flexibility in managing health care investments and an option to lower out-of-pocket requirements; and

•	A long-term agreement of four years that provides Beaumont Mill employees and the company long-term stability and financial predictability.

Gerdau Ameristeel’s goal is to negotiate contracts at its union represented mills that allow the operations to produce the highest quality products, be adaptable to the changing steel industry and offer good wages and benefits to its employees. Gerdau Ameristeel will recall employees in stages in order to meet business needs. The rolling mill has been operational since October.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities, and 42 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

##